AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 2007.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                     GENERAL FORM FOR REGISTRATION STATEMENT
     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           PROGRESSIVE TRAINING, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


        DELAWARE                     7200                      32-0186005
 (STATE OR JURISDICTION        (PRIMARY STANDARD             (IRS EMPLOYER
    OF INCORPORATION       INDUSTRIAL CLASSIFICATION       IDENTIFICATION NO.)
     ORGANIZATION)                CODE NUMBER)

                       17337 VENTURA BOULEVARD, SUITE 208
                            ENCINO, CALIFORNIA 91316
                                 (818) 784-0040
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)

                            L. STEPHEN ALBRIGHT, ESQ.
                              ALBRIGHT & BLUM, P.C.
                       17337 VENTURA BOULEVARD, SUITE 208
                            ENCINO, CALIFORNIA 91316
                                 (818) 789-0779
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH
                                                  EACH CLASS IS TO BE REGISTERED

       NONE                                                    NONE


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.

                         COMMON STOCK, PAR VALUE $0.0001
                              (TITLE OF EACH CLASS)

                           PROGRESSIVE TRAINING, INC.
                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                                       PAGE
PART I
Item 1.        Description of Business  .............................................     3
Item 2.        Management's Discussion and Analysis or Plan of Operation  ...........    13
Item 3.        Description of Property  .............................................    18
Item 4.        Securities Ownership of Certain Beneficial Owners and Management  ....    19
Item 5.        Directors and Executive Officers, Promoters and Control Persons  .....    19
Item 6.        Executive Compensation  ..............................................    23
Item 7.        Certain Relationships and Related Transactions  ......................    24
Item 8.        Description of Securities  ...........................................    25

PART II

Item 1.        Market for Common Equity and Related Stockholder Matters  ............    26
Item 2.        Legal Proceedings  ...................................................    28
Item 3.        Changes in and Disagreements with Accountants  .......................    28
Item 4.        Recent Sales of Unregistered Securities  .............................    28
Item 5.        Indemnification of Directors and Officers  ...........................    30

PART F/S

               Financial Statements  ................................................    31

PART III

Item 1.        Index to Exhibits  ...................................................    50
Item 2.        Description of Exhibits  .............................................    51

Signatures  .........................................................................    51

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)      BUSINESS DEVELOPMENT

         Progressive Training, Inc. (hereinafter "the Company") was incorporated in Delaware on October 31, 2006. From the date we were incorporated until March 1, 2007, we were a wholly owned subsidiary of Dematco, Inc., formerly Advanced Media Training Inc., a Delaware corporation (hereinafter "Dematco"). On December 10, 2006, our then parent Dematco, acquired all the remaining outstanding shares of Dematco Ltd., a U.K. corporation "Dematco Ltd."), and elected a new slate of directors and appointed new corporate officers. Concurrent with the acquisition, the new management of Dematco decided to change its core business to that of its just acquired company Dematco, Ltd., and to as soon as feasible cease all business activity related to its unrelated business of producing and distributing workforce training videos. The business of Dematco, Ltd. is the dematerializing or converting of financial instruments from paper form to electronic form so as to enable such instruments to be traded in a secure manner electronically on exchanges or exchange platforms on a peer to peer basis.

         On March 1, 2007, to facilitate its exit from the training business, Dematco entered into an Asset and Liability Assumption Agreement, whereby the Company acquired all of Dematco's assets and liabilities related to the production and distribution of workforce training videos. The assets included distribution rights to twelve workforce training videos, its distribution contracts with other producers of related videos, accounts receivable totaling approximately $9,000, the name Advanced Knowledge for use by a division of the Company, and the Advanced Knowledge website. The liabilities we assumed included approximately $28,500, in accounts payable, an outstanding line of credit balance of $12,000, and an outstanding credit card balance of approximately $23,500.

         Additionally, on March 1, 2007 Dematco's Board of Directors approved and agreed to a debt conversion agreement between three parties, namely, (i) Dematco as the parent company, (ii) us, as the then wholly owned subsidiary of Dematco, and (iii) our president, Buddy Young. Under the terms of the agreement, Mr. Young agreed to convert $80,000 of the $138,173 owed to him under a promissory note, to equity in exchange for Dematco's transfer of 1,000,000 shares of the Company's common stock to Mr. Young. As a result, Mr. Young became our principal shareholder, while Dematco retained 750,000 shares. As a result of that transfer we were no longer a subsidiary of Dematco. For a discussion of the Company's history, see "Company History."

         We are filing this Form 10-SB registration statement on a voluntary basis. We believe that registration with the Commission may provide us with additional alternatives when seeking financing to expand our business operations. These possible alternatives include the sale of restricted shares to raise capital, as well as the issuance of restricted stock as consideration to purchase other companies in the work force training video business and related businesses. In both instances, management believes that investors and potential businesses to be acquired are more likely to enter into arrangements with a company that has its shares registered with the Commission.

There can be no assurance that we will be successful in our efforts to either raise additional capital, or acquire other businesses.

(b)      DESCRIPTION OF BUSINESS

         Progressive Training's core business is the development, production and distribution of management and general workforce training videos for use by businesses throughout the world. In addition to distributing videos produced by us, we market and distribute training videos financed and produced by other producers. The sale of third party videos currently accounts for approximately 57% of our revenues. We anticipate that this percentage will remain the same for the foreseeable future.

WORKFORCE TRAINING VIDEO PRODUCTION

         Among the videos in the library we acquired from Dematco are:

         THE CUBAN MISSILE CRISIS: A CASE STUDY IN DECISION MAKING AND ITS CONSEQUENCES. This video is based on the decision making process of President Kennedy and his Cabinet during the Cuban missile crisis,

         OWN IT (i.e., "own" your job) and focuses on four main themes: Caring About What You Do, Going Above And Beyond, Being A Team Player, and Being Proud Of What You Do And Where You Do It.

         HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR? This is an animated short that is used as a meeting opener to stimulate the thinking of the participants,

         TEAMSPEAK: HOW TO ASK POSITIVE QUESTIONS. The video's basic theme is the importance of asking positive questions at team meetings. In addition to the videos listed above, in 1998 we acquired the United States distribution rights to a video entitled,

         WHAT IT REALLY TAKES TO BE A WORLD CLASS COMPANY. The video identifies seven attributes which are key to making organizations world class caliber. Although contractually we still retain the distribution rights, the video has not generated any significant revenue during the past two fiscal years.

         CHARACTER IN ACTION: THE UNITED STATES COAST GUARD ON LEADERSHIP. In this video author Donald T. Phillips ("Lincoln on Leadership") demonstrates the highest qualities of leadership, and how to apply them, using the example of the United States Coast Guard.

         PIT CREW CHALLENGE: DRIVEN TO PERFORM. The video uses the example of an executive team, whose members have little or no experience with cars beyond driving them, taking the challenge of learning how to function as a NASCAR pit crew.

         WORKTEAMS AND THE WIZARD OF OZ. Utilizing scenes from the classic movie, host Ken Blanchard demonstrates how workteams can reach their goals, no matter how diverse their members or how difficult the undertaking.

         GENERATION WHY. Former teacher and coach on camera host Eric Chester shows organizations how to recruit, train, manage, motivate, and retain the very best of this new generation.

         In most cases the cost of production for the workforce training videos range from a low of $40,000 to a high of $125,000. Among the factors that determine the cost are: (a) Script costs, (b) number of cast members, (c) location or studio photography, (d) on-camera host, (e) music & special effects, and (f) size of production crew.

         If cash flow permits, management will attempt to develop, produce and distribute additional videos financed solely by us. However, if cash flow is insufficient, and we are not able to raise substantial additional capital, we will be unable to pursue the production and distribution of these additional videos.

         DISTRIBUTION OF VIDEOS

         As a consequence of our current and very limited financial resources we are prevented from developing and producing new training products on a regular basis. As a result, we mainly market and sell products produced by third parties During the past fiscal year, and we anticipate for the foreseeable future, approximately 57% of our revenues will be generated from the sale of videos and other workforce training products produced by others. These producers range in size from large corporations with substantial financial resources such as Star Thrower, Inc., Coastal Training Technologies, Corp., and SunShower Learnings, Corp., to small independent companies with limited resources such as Corevision. In general, we market and sell videos they have financed and produced and we receive a discount ranging from 35% to 50% of the gross sale price. It is standard practice within the training industry for distributors to market and sell videos financed and produced by third parties. We are not dependent on any one producer as a source of product for us to sell. To date, no one source of product has accounted for 10% or more of revenues.

         In regard to videos produced by us, we have non-exclusive distribution agreements with a number of distributors to market and sell videos financed and produced by us. Among these distributors are CRM Learning, and Media Partners, Corp. Under the terms of these distribution agreements, we have agreed to pay a marketing/distribution fee, ranging from 35% to 50% of gross sales to distributors that sell our video training products. In many instances, we have mutual non-exclusive distribution agreements to market/distribute their products for a similar fee. We are not dependent on any one distributor to market or sell our product. To date, no one distributor has accounted for ten percent or more of revenues derived from the sale of videos produced by us. Currently, we have twenty-eight domestic distribution agreements and twenty-seven international distribution agreements. Except for the percentage of distribution fees paid or received, the terms and conditions are virtually the same in all of our distribution contracts.

         The material terms of our various agreements with suppliers (which consist of distributors and producers) are very similar. All of these agreements provide us with the right to sell the supplier's video training products on a non-exclusive basis. Other material terms include: (i) length of contractual period, automatic renewal for an additional one (1) year terms, subject to termination on 30 or 60 days prior written notice by either party; (ii) sales territory; (iii) confirmation of our independent contractor relationship: (iv) sales commission: and, (v) in two (2) instances (StarThrower and Media Partners) we are required to meet monthly sales minimums, which if not met, permits the supplier, at his option, to terminate of the agreement. As noted above, we market and sell the training videos for a commission from 35% to 50% of the gross sale price. We are in compliance with all the terms and conditions of our agreements with suppliers.

         WORKFORCE TRAINING INDUSTRY OVERVIEW

GENERAL

         According  to  the  Annual  Industry   Report   published  by  Lakewood
Publications in the December 2006 issue of its respected industry publication, TRAINING MAGAZINE:

         o        $55.8  billion  was spent for formal  training in 2006 by U.S.
                  organizations with 100 or more employees. This compares to $51.1 billion total industry spending in 2005.

         o $15.8 billion of that $55.8 billion was spent on outside providers of products and services in 2006. This compares to $13.5 billion in 2005. These products and services include "off-the-shelf" materials (which category includes our videos and work books).

         o        Training budgets increased by 7% from 2005

         During the past several years, large and small corporations throughout the world have sought to remain competitive and to prosper in today's information age and knowledge-orientated economy by allocating an increasing amount of resources to the training of their employees. No longer is workforce training restricted to senior managers. Among other categories of employees who now receive training paid for by their employers are middle managers, salespeople, first line supervisors, production workers, administrative employees, customer service representatives, and information technology personnel.

         "Soft-Skill" training and Information Technology training represent the industry's two major distinct sources of revenue. Soft-Skill training includes management skills/development, supervisory skills, communication skills, new methods and procedures, customer relations/services, clerical/secretarial skills, personal growth, employee/labor relations, and sales. Information Technology training includes client/server systems, internet/intranet technologies, computer networks, operating systems, databases, programming languages, graphical user interfaces, object-oriented technology and information technology management.

TRAINING VIDEO PRODUCTION

         As stated earlier, approximately 57% of our revenue is derived from the sale of training videos produced by other companies. Many of these videos are produced by major distributors such as CRM Films, Media Partners and Charthouse, who have the financial resources to produce several videos each year. These distributors then enter into sub-distribution agreements with other industry distributors to market and sell these videos. Additionally, there are many independent producers who produce one or two videos a year. These independent producers then enter into a distribution agreement for the marketing and sale of the video. Such agreements are usually on a royalty basis, and may include an advance against royalties.

THE SOFT SKILL TRAINING MARKET

         Although no breakdown for soft skill training was provided in Training Magazine's 2004 report management believes that soft skill training still represents over 50% of the monies spent by U.S. companies in the training of their employees. Additionally, we believe that the Soft-Skill training market is rapidly expanding mainly as a result of realization by organizations throughout the world that in order to remain competitive and manage for success, they must continuously invest in the training of their employees. Demand for quality training products and services is not only stemming from organizations, but from millions of workers who are seeking advanced training to keep up with the job skills required by today's more competitive global economy.

         As further reported by TRAINING MAGAZINE, there were over thirty different specific Soft-Skill training subjects utilized by organizations to increase employee productivity and awareness. Among the top ten subjects were: new-employee orientation, leadership, sexual harassment, new-equipment
orientation,      performance      appraisals,       team-building,      safety,
problem-solving/decision-making, train-the-trainer, and product knowledge.

         We have produced and are marketing training tapes that address a number of the categories listed in TRAINING MAGAZINE. These tapes address such categories as leadership, team-building, and problem solving/decision-making. These three categories match the focus of the tapes in our current library.

         Although many organizations continue to maintain in-house training departments, outside suppliers represent a significant portion of the training budget. TRAINING MAGAZINE reported in its December 2006 issue that training delivered by outside sources represented approximately 30% of the total dollars spent on traditional training, and approximately 38% of technology based training. Management believes that the trend for organizations to increasingly outsource the training function will continue as a result of the broad range of subjects that must be part of an effective employee training program and the cost of developing and maintaining internal training courses in the rapidly changing workplace.

THE INFORMATION TECHNOLOGY MARKET

         To date, we have not produced any training products for the information technology market. Nor do we anticipate doing so in the foreseeable future. However, since we do market such products produced by others, we felt it appropriate to include a discussion of this sector.

         The Annual Industry Report from the December 2006 issue of TRAINING MAGAZINE revealed that of all formal training in U.S. organizations with ten or more employees, approximately 40% is devoted to teaching computer skills. Management believes that the market for Information Technology will continues to be driven by technological change. As the rate of this change accelerates, organizations find themselves increasingly hampered in their ability to take advantage of the latest information technologies because their information technology professionals lack up-to-date knowledge and skills. We believe that the increasing demand for training information technology professionals is a result of several key factors, including:

         o the proliferation of computers and networks throughout all levels of organizations;

         o        the  shift  from  mainframe   systems  to  new   client/server
                  technologies;

         o the continuous introduction and evolution of new client/server hardware and software technologies;

         o        the proliferation of internet and intranet applications; and

         o        corporate downsizing.

         It is our belief that all of the foregoing factors have resulted in increased training requirements for employees who must perform new job functions or multiple job tasks that require knowledge of varied software applications, technologies, business specific information and other training topics. Furthermore, since we believe that many businesses use hardware and software products provided by a variety of vendors, their information technology professionals require training on an increasing number of products and technologies which apply across vendors, platforms and operating systems.

PRODUCTS AND SERVICES

         Currently, and for at least the next twelve months, we anticipate devoting our limited resources to the development, production and distribution of workforce training videos. If cash flow permits, or we are successful in raising substantial additional capital through equity or debt, management will seek to develop, produce and distribute other training products and services, such as publications, audiocassettes and training packages. However, if cash flow is insufficient and we are not successful in raising substantial additional capital through equity or debt, we will be unable to pursue the development, production and distribution of these other products and services.

         Accompanying each of the videos produced by us is a workbook that is designed to be given to all employees participating in the training program. These workbooks are written for us by training professionals and serve to reinforce and enhance the lasting effectiveness of the video. In addition to the workbook, we plan to offer an audiocassette that gives the trainee a general orientation to the training material and serves to reinforce the video's salient points. We believe that the trainees will significantly benefit by being able to use the audio cassette to strengthen and review their comprehension of the information covered in the video during periods when it would be impossible to view a video, such as during drive-time.

         Training videos typically have a running time of 20 to 35 minutes. The price range for training videos is from a low of $295 to over $895 per video. Except for our video entitled HOW DO YOU PUT A GIRAFFE INTO A REFRIGERATOR?, which is used as a short 3 minute meeting opener, the videos we acquired fall within the 25 to 35 minute running time range and are sold within the price range mentioned above. The wide variance in the pricing structure is due to such factors as quality of production, on-camera personalities, source of material, sophistication of graphics, and accompanying reference materials. The market continues to demonstrate to us its willingness to purchase high-end videos. Therefore, our strategy is to concentrate on producing high caliber videos utilizing elements and production values that will generate sales at the higher end of the price range, where profit margins are greater.

         The price differential between a corporate training video and a standard consumer video is justified by the fact that an organization will purchase a video and utilize it to train hundreds of employees over many years.

SALES AND MARKETING

         In most cases, the sale of management training products involves direct mail solicitation, preview request fulfillment, and telemarketing. We begin our sales effort by identifying prospective buyers and soliciting them through direct mail appeals that offer the recipient a free preview. In addition, we market and distribute our work force training videos via our web site at "advancedknowledge.com."

         Preview request fulfillment represents a major part of our sales plan. Most professional trainers will not purchase a training video until they have previewed it in its entirety, affording them an opportunity to evaluate the video's applicability to their specific objective and to judge its effectiveness as a training tool. When requests are received, a preview copy is immediately sent to the prospective buyer. To enhance sales potential, we send preview copies in the form of video catalogues. Each video catalogue will include several titles in the same general subject area, as the prospect may be interested in acquiring other videos that deal with similar issues. Within a short period of time following the shipment of the preview copy, a telemarketing representative will call the prospective buyer to get their comments and to ascertain their level of interest. As a result of having to send preview copies to potential customers, the sales cycle may take as little as a week or as long as several months.

         Understanding that the principal competitive factors in the training industry are quality, effectiveness, client service, and price, we have developed a marketing campaign that emphasizes our commitment to these key points and, in addition, serves to establish a positive image and brand value for our products. We utilize the following marketing methods to reach and motivate buyers of training products and services.

BRANDING

         The reason management has made brand development a key strategic point of our business plan is that a brand is the intentional declaration of "who we are," "what we believe" and "why you should put your faith in our products and services." Above all, corporate branding is a promise a company can keep to its customers, the trade and its own employees.

         To be effective, a corporate brand should be understood by key audiences: customers, vendors, analysts, the media, employees and all other groups that determine the viability of a business. Familiarity leads to favorability. People who know our company are likely to feel more positive toward it than a lesser-known company. In order to build brand name recognition, we will strive to ensure that all corporate, brand, and trade advertising carrying the corporate name and other company-wide communications have a demonstrably positive impact on familiarity and favorability.

DIRECT MAIL

         We believe the most cost efficient way of generating sales is through the direct mailing of product catalogues to the purchaser of training products and materials at organizations having 100 or more employees. This is our prime target. According to Dun & Bradstreet, there are over 135,000 organizations in the United States with at least 100 people.

         To reach the target buyer, we utilize mailing lists purchased from, among others, the industry's most prestigious trade association, the American Society of Training and Development. Other sources of mailing lists include various trade associations and companies that sell mailing lists, such as Hugo Dunhill Mailing Lists, Inc. Additionally, a catalogue is included with any sale or preview video sent to our customers.

         In addition to being cost effective, direct mail represents the most accurate way of measuring sales and marketing efforts. Each response received by us is tracked through a database for the purpose of determining the highest "pulling" list and to measure the effectiveness of a specific marketing campaign. In addition, by evaluating response rates, management is also in a position to determine what level of direct mail is needed to reach sales goals, and to alter its product line in accordance with marketplace feedback. As cash flow permits, our intention is to incorporate state-of-the-art design in the production of our catalogues that will not only serve to generate sales for specific products, but will also help in building our brand value. This will be accomplished by highlighting the quality and effectiveness of our product line through the showcasing of customer endorsements. We believe that brand values have a strong tangible effect on the results of any direct mail effort; and, therefore, we will utilize all of our marketing materials to enhance our image as a reliable and competitive provider of quality training products and services.

         COMPETITION

         The workforce training industry is highly fragmented, with low barriers to entry and no single competitor accounting for a dominant market share. Among our competitors are companies such as Media Partners Corp, the LearnCom Corporation, Coastal Training Technologies, and CRM Learning. Many of our competitors have a competitive edge in that they have significantly more financial resources then we do. As a result, they are able to produce more videos then we are and to spend more money on the marketing of their product. Additionally, we compete with the internal training departments of companies and other independent education and training companies.

         The principal factors influencing our business are its professional staff, knowledge of training products, customer relationships, and customer service.

INTERNAL TRAINING DEPARTMENTS

         We have learned that internal training departments generally provide companies with the most control over the method and content of training, enabling them to tailor the training to their specific needs. However, we believe that industry trends toward downsizing and outsourcing continue to reduce the size of internal training departments and increase the percentage of training delivered by external providers. Because internal trainers find it increasingly difficult to keep pace with new training concepts and technologies and lack the capacity to meet demand, organizations increasingly supplement their internal training resources with externally supplied training in order to meet their requirements.

INDEPENDENT TRAINING PROVIDERS

         Our experience has revealed that independent training providers range in size and include publishers of texts, training manuals and newsletters, as well as providers of videos, software packages, training programs and seminars.

         Independent training providers are the main beneficiaries of the organizational outsourcing trend. As a result of the increased demand for external training products and services, many large corporations have entered the field by establishing corporate training divisions. Among the larger competitors are: Times Mirror Corporation; Sylvan Learning Systems, Inc.; Berkshire Hathaway; and Harcourt General. Additional competitors currently producing training products include Blanchard Training & Development, Career Track, American Media, Pfeiffer & Company, CRM Films, AIMS Multimedia, Charthouse International and Learning Works. In all cases, the companies listed above have established credibility within the training industry and, compared to us, have substantially greater name recognition and greater financial, technical, sales, marketing and managerial resources.

         The workforce training market is characterized by significant price competition, and we expect to face increasing price pressures from competitors as company training managers demand more value for their training budgets. There can be no assurance that we will be able to provide products that compare favorably with workforce instructor-led training techniques, interactive training software or other video programs, or that competitive pressures will not require us to reduce our prices significantly.

COMPANY HISTORY

         We were incorporated in Delaware on October 31, 2006. From the date we were incorporated until March 1, 2007, we were a wholly owned subsidiary of Dematco, Inc., formerly Advanced Media Training Inc., a Delaware corporation (hereinafter "Dematco"). On December 10, 2006, our then parent Dematco, acquired all the remaining outstanding shares of Dematco Ltd., and elected a new slate of directors and appointed new corporate officers. Concurrent with the acquisition, the new management of Dematco decided to change its core business to that of its just acquired company Dematco, Ltd., and to as soon as feasible cease all business activity related to its unrelated business of producing and distributing workforce training videos. The business of Dematco, Ltd. is the dematerializing or converting of financial instruments from paper form to electronic form so as to enable such instruments to be traded in a secure manner electronically on exchanges or exchange platforms on a peer to peer basis.

         On March 1, 2007, to facilitate its exit from the training business, Dematco entered into an Asset and Liability Assumption Agreement, whereby the Company acquired all of Dematco's assets and liabilities related to the production and distribution of workforce training videos. The assets included distribution rights to twelve workforce training videos, its distribution contracts with other producers of related videos, accounts receivable totaling approximately $9,000, the name Advanced Knowledge for use by a division of the Company, and the Advanced Knowledge website. The liabilities we assumed included approximately $28,500, in accounts payable, an outstanding line of credit balance of $12,000, and an outstanding credit card balance of approximately $23,500.

         Additionally, on March 1, 2007 Dematco's Board of Directors approved and agreed to a debt conversion agreement between three parties, namely, (i) Dematco as the parent company, (ii) us, as the then wholly owned subsidiary of Dematco, and (iii) our president, Buddy Young. Under the terms of the agreement, Mr. Young agreed to convert $80,000 of the $138,173 owed to him under a promissory note, to equity in exchange for Dematco's transfer of 1,000,000 shares of the Company's common stock to Mr. Young. As a result, Mr. Young became our principal shareholder, while Dematco retained 750,000 shares. As a result of that transfer we were no longer a subsidiary of Dematco.

         Since  our  inception,   we  have  been  engaged  in  the  development,
production  and  distribution  of  creatively   unique  management  and  general
workforce training videos for use by businesses throughout the world.

         We currently have one full time employee who manages our marketing and sales efforts. Additionally we have two part time employees who assist with the administration functions. We mainly utilize outside services to handle our accounting and other administrative requirements, and commissioned sales personnel to handle the selling and marketing of our videos. During the next 12 months we anticipate hiring one or two additional full-time employees to assist in our sales and marketing requirements. In addition, Mr. Buddy Young, our Chief

Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, and L. Stephen Albright, our Vice President, Secretary and a Director, each work on a part-time basis. During fiscal 2007, Mr. Young received non-cash compensation (representing the estimated value of services contributed to the Company of $41,600).

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

CRITICAL ACCOUNTING POLICIES

         We were incorporated in Delaware on October 31, 2006. From August 10, 2004 through October 31, 2006 the business of the development, production and distribution of management and general workforce training videos was previously conducted under the name Advanced Media Training, Inc. We are including the results from operations prior to October 31, 2006 of Advanced Media Training, Inc. for comparative discussion and analysis.

         Our discussion and analysis of our financial condition and results of operations are based upon our statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. In consultation with our Board of Directors, we have identified two accounting policies that we believe are key to an understanding of our financial statements. These are important accounting policies that require management's most difficult, subjective judgments.

         The first critical accounting policy relates to revenue recognition. We recognize revenue from product sales upon shipment to the customer. Rental income is recognized over the related period that the videos are rented. Based on the nature of our product, we do not accept returns. Damaged or defective product is replaced upon receipt. Such returns have been negligible since the Company's inception.

         The second critical accounting policy relates to production costs. The Company periodically incurs costs to produce new management training videos and to enhance current videos. Historically, the Company has been unable to accurately forecast revenues to be earned on these videos and has, accordingly, expensed such costs as incurred.

         RESULTS OF OPERATIONS

GENERAL

         Our core business is the development, production and distribution of management and general workforce training videos for use by businesses throughout the world. In addition to distributing videos produced by us, we market and distribute training videos financed and produced by other producers, which currently account for approximately 57% of our revenues.

         Workforce training industry trends have demonstrated that the amount of money allocated by companies for the training of their employees varies according to general economic conditions. In many cases in a good economy training department budgets are increased, and as a result more funds are available to purchase training videos and other employee training products. Conversely, when economic conditions are not good companies tend to cut back on the amount of funds spent on the purchase of workforce training products. We anticipate that general economic conditions will continue to have a direct effect on our revenues.

SELECT FINANCIAL INFORMATION

                                                     For the Three Months Ended
                                                    ---------------------------
                                                     02/28/07        02/28/06
                                                    (Unaudited)     (Unaudited)
                                                    -----------     -----------
Statement of Operations Data
Revenue ........................................    $    85,602     $    94,287
Cost of revenues ...............................    $    21,659     $    25,594
Gross profit ...................................    $    63,943     $    68,693
Total expenses .................................    $    88,181     $   122,204
Net loss after taxes ...........................    $   (24,238)    $   (53,511)
Net loss per share .............................    $     (0.00)    $     (0.00)

Balance Sheet Data
Total assets ...................................    $    11,919     $   551,650
Total liabilities ..............................    $    65,513     $   833,104
Stockholder's deficit ..........................    $   (53,594)    $  (281,454)


THREE-MONTH PERIOD ENDED FEBRUARY 28, 2007 COMPARED TO THREE-MONTH PERIOD ENDED FEBRUARY 28, 2006

REVENUES

         Revenues for the three month period ended February 28, 2007 were $85,602. Revenues for the prior three month period ended February 28, 2006, were $94,297. This represents a decrease of $8,695. This decrease during this period was mainly due to the lack of any new videos produced by us being launched into the marketplace, and the aging of our video library.

         Product sales made up nearly 100% of the total revenue in both three month periods. Rental of videos were less than 1% of our sales in both periods. Sales of videos produced by other companies accounted for approximately 57% of sales in both fiscal 2007 and 2006.

COST OF REVENUES

         The cost of revenues during the three month period ended February 28, 2007, was $21,659. This represents a decrease of $3,935 from the $25,594 experienced during the same period of 2006. The cost of revenues as a percent of sales decreased by approximately 2% (25% in 2007 vs. 27% in 2006). This decrease is primarily due to the product sales mix.

         During most periods approximately between 55% and 65% of our revenue is generated from the sale of training videos produced by companies with which we have distribution contracts. The terms of these distribution contracts vary with regard to percentage of discount we receive. These discounts range from a low of 35% to a high of 50% of gross receipts. As we cannot predict which companies will produce better selling videos in any one period, we cannot predict future product mix.

EXPENSES

         Selling and marketing expenses decreased to $27,773 in 2007 from $42,567 in 2006. This represents a decrease of $14,794. This decrease during this period of approximately 35% in selling and marketing expense resulted from the decrease of $14,864 in product and business promotion expenses to $760 in 2007 from $15,624 in 2006.

         Additionally, our selling and marketing costs are influenced by the introduction of new videos produced by us. These costs are mainly comprised of the creation of advertising and publicity materials, the making of preview copies of the video to be sent to other distributors, and for advertising space in trade publications.

         General and administrative expenses decreased to $59,955 in 2007 from $67,488 in 2006. This represents a decrease of $7,533. The main components in these general and administrative expenses are salaries for our employees, consulting fees, and professional fees for accounting and legal services, and rent.

         Research and development expenses for this fiscal quarter were $200 as compare to $0 in 2006. Our research and development costs are comprised mainly of fees paid to writers for the initial preparation of an outline for a new training video. Based on our analysis of the outline's sales potential, we will make a decision as to whether or not to move forward with the production.

         Interest expense decreased to $253 in 2007 from $12,149 in 2006. This represents a decrease of $11,896. This decrease is primarily due to the fact that a substantial portion of the principal owed our President and principal shareholder were paid during fiscal 2006.

NET LOSS

         As a result of the foregoing, our net loss decreased to $24,238 in 2007 from $53,511 in 2006. This is a decrease of $29,273.

SELECT FINANCIAL INFORMATION

                                                     For the Nine Months Ended
                                                    ---------------------------
                                                      2/28/07         2/28/06
                                                    (Unaudited)     (Unaudited)
                                                    -----------     -----------
Statement of Operations Data
Revenue ........................................    $   291,033     $   293,801
Cost of revenues ...............................    $    62,761     $    90,744
Gross profit ...................................    $   228,272     $   203,057
Total Expenses .................................    $   281,066     $   379,085
Net loss after taxes ...........................    $   (53,594)    $  (176,828)
Net loss per share .............................    $     (0.00)    $     (0.01)


NINE MONTH PERIOD ENDED FEBRUARY 28, 2007 COMPARED TO NINE MONTH PERIOD ENDED FEBRUARY 28, 2006

REVENUES

         Revenues for the nine month period ended February 28, 2007 were $291,033. Revenues for the prior nine month period ended February 28, 2006, were $293,801. This represents a decrease of $2,768, primarily due to general market conditions.

         Net product sales made up nearly 100% of the total revenue in both nine month periods. Rental of videos were less than 1% of our sales in both periods. Sales of videos produced by other companies accounted for approximately 55% to 65% of sales in both fiscal 2007 and 2006.

COST OF REVENUES

         The cost of revenues during the nine month period ended February 28, 2007, decreased to $62,761 from the $90,744 experienced in 2006. This represents a decrease of $27,983. The cost of revenues as a percent of sales decreased by approximately 9 percentage points (22% in 2007 to 31% in 2006). This decrease is primarily due to a decrease in production costs incurred in the first nine months of 2006. However, although there may be occasional variances, we anticipate that the cost of goods sold (excluding production costs expensed) as a percentage of revenues will generally be approximately within the 30 to 40 percent range.

EXPENSES

         Selling and marketing expenses decreased to $112,074 in 2007 from $138,788 in 2006. This represents a decrease of $26,714. The decrease is primarily due to stock issued to employees and consultants associated with our selling and marketing activities (valued at $41,000) in 2006 for services rendered. As stated earlier, our selling and marketing costs are directly affected by the number of new training products we introduce into the marketplace. The decrease in selling and marketing was the result of our introducing less new videos produced by us into the marketplace during this period, as compared to the same period in 2006.

         General and administrative expenses decreased to $168,539 in 2007 from $208,263 in 2006. This represents a decrease of $39,724. The decrease is primarily due to a reduction in payroll and employee related expenses as we transition from Dematco. The main components in these general and administrative expenses are salaries for our employees, consulting fees, and professional fees for accounting and legal services, and rent.

         Research and development expenses increased to $200 in 2007 from $50 in 2006. Our research and development costs are comprised mainly of fees paid to writers for the initial preparation of an outline for a new training video. Based on our analysis of the outline's sales potential, we will make a decision as to whether or not to move forward with the production.

         Interest expense decreased to $253 in 2007 from $31,984 in 2006. This represents a decrease of $31,731. This decrease is primarily due to the fact that a substantial portion of the principal owed our President and principal shareholder were paid during fiscal 2006.

NET LOSS

         The net loss decreased to $53,594 in 2007 from $176,828 in 2006. This represents a decrease of $123,234. The cause of this decrease was mainly the result of a decrease in selling and marketing expenses resulting from our introducing less new videos produced by us into the marketplace during this period, as compared to the same period in 2005 and a decrease in general and administrative expenses as a result of decreased payroll, less expense incurred for the development of our internet website, and less consulting fees paid to professional and administrative personnel.

PLAN OF OPERATION

         Until March 1, 2007 the Company's was a wholly owned subsidiary of Dematco, Inc. As explained above, on that date Dematco transferred to us all of its assets and liabilities related to the production and distribution of workforce training videos, see "Company History"

         We will continue to devote our limited resources to marketing and distributing workforce training videos and related training materials. At this time these efforts are focused on the sale of videos produced by third parties. Approximately 57% of our revenue is derived from these sales. Additionally, we will continue to market videos produced by us, Among these are "The Cuban Missile Crisis: A Case Study In Decision Making And Its Consequences," "What It Really Takes To Be A World Class Company," "How Do You Put A Giraffe In The Refrigerator?." In addition, we anticipate spending some of our resources on the production and marketing of additional training videos produced by us. The amount of funds available for these expenditures will be determined by cash flow from operations, as well as, our ability to raise capital through an equity offering or further borrowing from our President, and other traditional borrowing sources. There can be no assurance that we will be successful in these efforts.

         Management expects that sales of videos and training materials, along with available funds under an agreement with its President and majority shareholder should satisfy our cash requirements through December 31, 2007. The Company's marketing expenses and the production of new training videos will be adjusted accordingly.

         We currently have one full time employee who manages our marketing and sales efforts. Additionally we have two part time employees who assist with the administration functions. We mainly utilize outside services to handle our accounting and other administrative requirements, and commissioned sales personnel to handle the selling and marketing of our videos. During the next 12 months we anticipate hiring one or two additional full-time employees to assist in our sales and marketing requirements. In addition, Mr. Buddy Young, our Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors, and L. Stephen Albright, our Vice President, Secretary and a Director, each work on a part-time basis. During fiscal 2007, Mr. Young received non-cash compensation (representing the estimated value of services contributed to the Company of $41,600).

LIQUIDITY AND CAPITAL RESOURCES

         Working capital deficit decreased to $56,378 in 2007 from $58,060 in 2006.

         Cash flows used by operations decreased to $1,820 in 2007 from $75,306 in 2006. This decrease is primarily the result of the decrease in net loss from $176,828 in 2006 to $53,594 in 2007.

         During 2007 and 2006 we did not use any cash for investing activities.

         Our cash flows provided by financing activities decreased to $13,529 in 2007 from $64,303 in 2006. This is the result of the borrowings from our President and on our line of credit.

         We currently have no material commitments at this time to acquire any significant capital equipment.

         We are a company with a limited operating history and a history of net losses.

         We had a cash balance of $0 on February 28, 2007.


ITEM 3.  DESCRIPTION OF PROPERTY.

         We lease office space from Encino Gardens LLC, an unaffiliated third party for $2,364 per month, located at 17337 Ventura Boulevard, Suite 208, Encino, California 91316. The lease terminates August 31, 2007. We anticipate that we will be able to extend the lease and that this space, consisting of a total of approximately 1,150 square feet, will be adequate for our operations through the end of our current fiscal year.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of May 31, 2007, regarding beneficial ownership of the Common Stock of the Company by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and other executive officers of the Company and (iv) the Company's executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed in the table is 17337 Ventura Boulevard, Suite 208, Encino, California 91316.

                                        Number of                  Percentage
Name and Address                      Shares Owned               of Class Owned
----------------------                ------------               --------------
Young Family Trust (1)                  1,000,000                     45.87%
Stephen Albright (2)                      200,000                      9.17%
David Leedy (3)                            10,000                      0.46%
Mel Powell (3)                             10,000                      0.46%
Dennis Spiegelman (3)                      10,000                      0.46%
Howard Young (4)                          200,000                      9.17%
Dematco, Inc.(5) (6)                      750,000                     34.40%

All officers and directors as a
  group (6 persons)                     1,430,000                     65.60%

----------
(1) All of the shares beneficially owned by the Young Family Trust are also beneficially owned by Buddy Young and Rebecca Young, who, as co-trustees of the Trust, share voting and investment power over the shares. Buddy Young is a director and executive officer of Progressive Training and the Chief Executive Officer of the Company.

(2)      Director, Vice President and Secretary (3) Director

(4)      Howard Young is a Vice  President  and the son of Mr. Buddy Young.

(5)      Until March 1, 2007, we were a wholly owned subsidiary of Dematco, Inc.

(6) Dematco, Inc., Rob Stevens, President. 1 Mark Road, Hemel Hemstead, Hertfordshire, UK HP2 7BN


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the current officers and directors of Progressive Training:

NAME                      AGE             POSITION
-------------------       ---             --------------------------------------
Buddy Young               71              President, Chief Executive Officer,
                                          Chief Financial Officer and Chairman
L. Stephen Albright       55              Vice President, Secretary and Director

David Leedy               67              Director
Dennis Spiegelman         60              Director
Mel Powell                42              Director
Howard Young              49              Vice President

         Buddy Young has served as president, chief executive officer, chief financial officer and chairman of the board of directors of Progressive Training, Inc. since its inception in October 2006. From 1999 through December 10, 2006, Mr. Young served as an officer and director of Dematco, Inc., formerly known as Advanced Media Training, Inc. From the date of our incorporation through March 1, 2007, we were a wholly owned subsidiary of Dematco. From March 1998 until July 1999, Mr. Young served as president, executive officer and a director of MGPX Ventures, Inc., now known as Contango Oil & Gas. Prior to Mr. Young joining MGPX Ventures, it sold its business of installing efficient electrical power systems in buildings to its management and had no other business operations. Mr. Young assisted MGPX Ventures in developing a new business plan and recruiting new management to implement its operations in the oil and gas exploration industry. From 1992 until July 1996, Mr. Young served as president and chief executive officer of Bexy Communications, Inc., a publicly held company, now known as Cheniere, and traded on the American Stock Exchange. Until Bexy acquired Cheniere and focused its resources on oil and gas exploration the company's core business was the production, financing and distribution of television programming. During Mr. Young's tenure at Bexy, Bexy produced and distributed a number of television programs, including a two-hour special, HEARTSTOPPERS . . . HORROR AT THE MOVIES, hosted by George Hamilton, and a 26 episode half-hour television series entitled FEELIN' GREAT, hosted by Dynasty's John James. From June 1983 until December 1991, Mr. Young was president, chief executive officer and a director of Color Systems Technology, Inc., a publicly held company. Color Systems' major line of business was the use of its patented computer process for the conversion of black and white motion pictures to color. Prior to joining Color Systems, Mr. Young served from 1965 to 1975 as Director of West Coast Advertising and Publicity for United Artists Corporation, from 1975 to 1976 as Director of Worldwide Advertising and Publicity for Columbia Pictures Corp., from 1976 to 1979 as Vice President of Worldwide Advertising and Publicity for MCA/Universal Pictures, Inc., and from 1981 to 1982 as a principal in the motion picture consulting firm of Powell & Young, which represented some of the industry's leading film makers. For over thirty-five years, Mr. Young has been an active member of The Academy of Motion Picture Arts and Sciences and has served on a number of industry-wide committees.

         L. Stephen Albright has served as a vice president, director and secretary of Progressive Training, Inc. since its inception in October 2006. Mr. Albright was employed as an associate attorney with a law firm in Los Angeles, California, from June 1994 through June 2000. Mr. Albright started his own law practice in June 2000. Mr. Albright received his undergraduate degree in business administration and marketing from West Virginia University in 1975. Following a career in industrial sales, Mr. Albright entered Whittier College School of Law in 1980. Mr. Albright was admitted to practice law in the State of California in 1983. Mr. Albright's legal career has consisted primarily of transactional work, business litigation, corporate matters, employee matters and providing general legal business advice to clients. Mr. Albright also spent seven years as in-house counsel, vice president, general counsel and secretary to Color Systems Technology, Inc., a publicly-held company whose stock traded on the American Stock Exchange. While with

Color Systems, Mr. Albright was responsible for all aspects of the company's legal needs including annual shareholders' meetings; preparation and filing of the company's proxy materials, annual reports on Form 10-K, and registration statements on Form 10-Q; and drafting and negotiating lease agreements, distribution and licensing agreements and debt and equity funding arrangements. Mr. Albright was an officer and director of Enhance Biotech, Inc. (formerly known as Becor Communications, Inc.) from the inception of Enhance Biotech, Inc. on March 20, 2000, until he resigned those positions on April 29, 2003, as part of Enhance Biotech, Inc.'s acquisition of Enhance Lifesciences, Inc.

         David. Leedy has served as a director of Progressive Training, Inc. since its inception in October 2006. He is a certified public accountant with many years of experience in establishing and managing corporate financial controls. In 1963 he began his career at Haskins & Sells (now Deloitte & Touche). He is now retired and resides in Texas. From 1994 through the end of 1995 he was Chief Operations/Financial Officer of Reel EFX, Inc., a special effects company whose operations included manufacturing and sales, equipment rentals, and special effects for movies, TV, commercials and live performances. Mr. Leedy retired when he resigned his position at Reel EFX in 1995. In 1993 he served as a Production Accountant at Games Animations/Nickelodeon-MTV. From 1989 through 1992, he served as a consultant to a number of film producers, distributors and foreign sales agents. From 1984 through 1989, he served as Sr. Vice President and Chief Financial Officer of Color Systems Technology, Inc. While there he was responsible for all administrative and financial matters and, assisting the Chief Executive Officer, responsible for operations. He has also served as an expert witness on an important legal case (BUCHWALD V. PARAMOUNT
1990). From 1975 through 1979, he served as Controller of MCA/Universal Pictures and was responsible for the accounting of approximately $350 million in worldwide revenues, advertising and promotion, and royalties. Additionally, he authored and published the definitive book on accounting for royalties in the motion picture industry in 1980, and co-authored another in 1988.

         Dennis Spiegelman has served as a director of Progressive Training, Inc. since March 1, 2007. He previously had served as a director of Advanced Media Training. Mr. Spiegelman is an experienced sales and marketing executive with a successful track record in many aspects of the entertainment industry. For 6 years he served as vice president, sales and marketing for Cast & Crew Entertainment Services, Inc., a position he accepted in April 1998. From 1995 to April 1998, Mr. Spiegelman was the senior vice president of sales and marketing for Axium Entertainment, Inc. In 2004, he returned to Axium as Sr. VP worldwide sales, and in 2006 he formed Spiegelman Entertainment Services, Inc. Both Cast & Crew and Axium specialize in providing payroll and production accounting technology to the motion picture and television entertainment industries. During his career of more than 25 years, Mr. Spiegelman has held various other senior positions, including director of operations at Heritage Entertainment, and president and director of All American Group, Inc. While at these companies, Mr. Spiegelman was mainly responsible for the sale of feature films to foreign theatrical, video, and television markets. In addition, Mr. Spiegelman has served as executive producer of the theatrical motion picture entitled NOBODY'S PERFECT and is a past president of Financial, Administrative, and Management Executives in Entertainment, a 50-year-old networking organization for entertainment industry executives.

         Mel Powell has served as a director of Progressive Training, Inc. since March 1, 2007. He previously served as a director of Advanced Media Training. Mr. Powell brings a background in law, writing, and marketing to the Company. He attended Yale College as an undergraduate (B.A. 1985), and graduated from UCLA Law School in 1988. Mr. Powell is a member of the California Bar Association, and practiced family law from 1988 through 1992 at the Los Angeles based law firm of Trope & Trope. Since 1992 Mr. Powell has been self employed through his privately held company, Breakaway Entertainment. During his time at Breakaway, he has written feature screenplays, teleplays, radio scripts for Premiere Radio Networks, and scripts for corporate training videos.

         Howard Young has served as a Vice President since March 1, 2007. He previously joined Advanced Media Training as Director of Marketing in March 2000, and remained in that position until he was appointed a Vice President in May 2003. From June 1998 until March 2000, Mr. Young served as an independent marketing consultant to the Company. He started his business career at Columbia Pictures in 1983 as a motion picture sales trainee. Shortly thereafter he was promoted to salesman, and was responsible for sales and exhibitor relations in the Seattle- Portland territory. From 1985 through June 1998 Mr. Young worked for one of Hollywood's leading advertising agencies, JP Advertising. While there he served in a number of positions relating to the marketing of motion pictures. In 1992 he was named a Senior Vice President of the agency, and was responsible for supervising client accounts. Among others, the agency's accounts included:
The Walt Disney Company, 20th Century Fox, Columbia Pictures and Paramount Pictures. Along with his client responsibilities, Mr. Young supervised the administrative operations of the agency. During his tenure at JP Advertising, Mr. Young worked on the marketing campaigns of such films as TITANIC, SPEED, 101 DALMATIANS, MEN IN BLACK, and TRUE LIES. A graduate of Redlands University, Mr. Young is active as a graduate assistant in the Dale Carnegie Course Program. Mr. Young is the son of the Company's president and principal stockholder.

         Directors are elected in accordance with our bylaws to serve until the next annual stockholders meeting and until their successors are elected and qualified or until their earlier resignation or removal. Officers are elected by the board of directors and hold office until the meeting of the board of directors following the next annual meeting of stockholders and until their successors shall have been chosen and qualified. Any officer may be removed, with or without cause, by the board of directors. Any vacancy in any office may be filled by the board of directors.

         Buddy Young, our President, Chief Executive Officer, Chief Financial Officer and Chairman, and L. Stephen Albright our Vice President and Secretary, have various outside business interests that preclude them from devoting full time to the operations of the Company. We anticipate that Mr. Young will be able to devote approximately 75 percent and Mr. Albright approximately 25 percent of their respective time to our operations. Mr. Howard Young, our Vice President devotes full time to the operations of the Company.

         Except that one of the Company's key employees, Howard Young, is the son of Buddy Young, there are no family relationships between any directors or executive officers and any other director or executive officer of Progressive Training, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

                                              ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                   ---------------------------------------    --------------------------------------
                                                                  Other                     Securities
Name and                                                          Annual      Restricted    Underlying       LTIP       All other
Principal Position         Year       Salary         Bonus     Compensation  Stock Awards     Option       Payouts        Comp.
-----------------------    ----    -----------    ----------    ----------    ----------    ----------    ----------    ----------
Buddy Young,
CEO, CFO & Director        2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007*           -0-           -0-           -0-           -0-           -0-           -0-           -0-

L. Stephen Albright,
Secretary & Director (1)   2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007*           -0-           -0-           -0-           -0-           -0-           -0-           -0-


Dennis Spiegelman,
Director (2)               2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007*           -0-           -0-           -0-           -0-           -0-           -0-           -0-


David J. Leedy,
Director (2)               2004            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2005            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007            -0-           -0-           -0-           -0-           -0-           -0-           -0-


Mel Powell
Director (2)               2004    $     7,700           -0-           -0-           -0-           -0-           -0-           -0-
                           2005    $     9,600           -0-           -0-           -0-           -0-           -0-           -0-
                           2006            -0-           -0-           -0-           -0-           -0-           -0-           -0-
                           2007*           -0-           -0-           -0-           -0-           -0-           -0-           -0-


Howard Young,
Vice President (3)         2004    $    30,300           -0-           -0-           -0-           -0-           -0-           -0-
                           2005    $    72,000           -0-           -0-           -0-           -0-           -0-           -0-
                           2006    $    72,000           -0-           -0-           -0-           -0-           -0-           -0-
                           2007*   $    62,650           -0-           -0-           -0-           -0-           -0-           -0-

         * For the nine month period ended February 28, 2007

During the nine months ended February 28, 2007, 2006 and 2005, Mr. Young devoted time to the development process of our Company. Compensation expense totaling $41,600 and $0 has been recorded for the years ended February 28, 2007, 2006, and 2005, respectively. For the years ended February 28, 2007 2006, and 2005, Mr. Young has waived reimbursement and has considered the total expense as additional paid-in capital.

(1) As compensation for services rendered and for serving as an officer and a director of the Company, on April 2, 2007, the Company issued 200,000 shares of common stock to Mr. Albright. At the time of the issuance, the stock had no positive book value, and no market value.

(2) As compensation for joining and serving as a director of the Company, on April 2, 2007, the Company issued 10,000 shares of common stock to each of Mr. Spiegelman, Mr. Leedy, and Mr. Powell. At the time of the issuance, the stock had no positive book value, and no market value.

(3) As compensation for serving as an officer of the Company and conducting most of the day to day operations of the Company, on April 2, 2007 we issued 200,000 shares of common stock to Mr. Young. At the time of the issuance, the stock had no positive book value, and no market value.

EMPLOYMENT AND CONSULTING AGREEMENTS

         We do not have any employment or consulting agreements with any of our executive officers. Other than the compensation paid to Mr. Howard Young no other compensation has been paid or accrued to any officer or director since the incorporation of Progressive Training, Inc. in October 2006. During fiscal 2007, Mr. Buddy Young received non-cash compensation (representing the estimated value of services contributed to the Company of $41,600)

OPTION/SAR GRANTS

         We have not granted any options or stock appreciation rights to any of our executive officers or employees.

AGGREGATED OPTION/SAR EXERCISES

         Since we have never granted any options or stock appreciation rights to any of our executive officers or employees, none exist to be exercised.

COMPENSATION OF DIRECTORS

         Other than the initial issuance of common stock as described above, directors of the Company have not and do not receive any compensation for serving on the board or for attending any meetings. Directors who are also officers of the Company receive no additional consideration for their service as a director.

         During fiscal 2006, Howard Young received a total of $72,000 in compensation (see "Certain Relationships and Related Transactions"). Other than the compensation paid to Mr. Young, no other compensation has been paid or accrued to any officer or director since the incorporation of Progressive Training, Inc. in October 2006. No stock options, warrants or other rights have been issued to any of the Company's officers, directors or employees. The Company has not approved or adopted any such plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Prior to December 11, 2006, Buddy Young, our chief executive officer, director and principal shareholder, and L. Stephen Albright, our secretary and director, served in similar capacities with our then parent company, Dematco, Inc. Mr. Young occasionally serves as a consultant to Dematco, and Mr. Albright occasionally provides legal services for Dematco on an as requested basis.

         We have an agreement with our President and majority shareholder to fund any shortfall in cash flow up to $250,000 at 8% interest through June 30, 2008. Repayment is to be made when funds are available with the balance of principal and interest due December 31, 2008. As of May 31, 2007, the Company has not borrowed any funds from Mr. Young.

         Prior to March 1, 2007, our former parent company, Dematco, Inc. owed Mr. Young approximately $138,000 in principal and interest. However, on that date, $80,000 of that debt due Mr. Young was converted into equity when Dematco transferred 1,000,000 of its 1,750,000 shares of Progressive Training to Mr. Young, resulting in Mr. Young becoming our principal shareholder, and the Company no longer being a wholly owned subsidiary of Dematco.

         The note is secured by all our right, title and interest in and to our video productions and projects, regardless of their state of production, including all related contracts, licenses, and accounts receivable. Any unpaid principal and interest under the Note will be due and payable on December 31, 2008.

         Mr. Howard Young, an officer of the Company and the son of the Company's president, received fees totaling $72,000 in both fiscal 2005, and 2006, and $62,650 during the first 9 months of fiscal 2007. Mr. Young's duties include the management of our administrative, sales and marketing functions.

         Since the inception of the Company, we have not had a relationship with any outside promoters. However, our officers and directors are considered promoters, as that term is defined by Rule 405 of Regulation C. As indicated in the Executive Compensation Table above, including the footnotes, we have issued stock to our officers and directors as consideration for services. Thus, these stock issuances are considered to be transactions with promoters and the information regarding these transactions is provided in the Executive Compensation Table above.

ITEM 8.  DESCRIPTION OF SECURITIES

         We have one class of common stock authorized for issuance, 100,000,000, shares of common stock, par value $0.0001 per share. Of the 100,000,000 shares of common stock authorized, 2,280,000 shares are issued and outstanding at May 31, 2007. We do not have any preferred stock authorized for issuance.

         Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. To date we have not paid any dividends on our common stock, and we do not anticipate paying any dividends in the foreseeable future.

         Each  share  of  our  common  stock  is  entitled  to  one  vote.   Our
stockholders have no preemptive or cumulative voting rights.

         If and when this Registration Statement is declared effective, we will retain U.S. Stock Transfer Company, located at 1745 Gardena Ave, Glendale, CA 91204, to serve as the Company's stock transfer agent. Their telephone and fax numbers are respectively (818) 502-1404 and (818) 502-0674.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. Therefore, a shareholder, in all likelihood, will not be able to resell his, her or its securities should he, she or it desire to do so, if and when such shares become eligible for public resale. Further, it is unlikely that any lending institutions would accept our securities as collateral for loans unless a regular trading market in our stock develops.

         Currently, we have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities. Without a market for our securities, no transactions for or with the account of customers, no bid and asked quotations, and no compensation to brokers, dealers or associated persons exist for us to disclose.

NO PUBLIC MARKET

         There is currently no public market for our common stock. If and when we can meet the requirements, we will seek to have our stock quoted for trading on either the NASD's Over-The-Counter Bulletin Board system (also known as "OTCBB") or the Pink Sheets Electronic Quotation Service. There can be no assurance that we will ever be able to qualify to have our stock quoted on the OTC Bulletin Board system, the Pink Sheets Electronic Quotation System, or any stock exchange or stock market.

         Both the OTCBB and the Pink Sheets Electronic Quotation Service have very minimal listing requirements imposed on companies that desire to be listed in their systems.

         The OTCBB only requires that the company's stock be registered with the Commission and that the company be current with its Commission filing requirements. It does not have any other listing requirements. However, in order to be traded, it must also have a Form 15-211(c) on file with the National Association of Securities Dealers (also known as the "NASD") and have at least one (1) market maker in the stock, but these are not listing requirements. There are no requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

         The Pink Sheets quotation system requires that the company's stock be registered with the Securities and Exchange Commission, have at least one (1) market maker and have a Form 15-211(c) on file with the NASD. The Pink Sheets do not have any minimum requirements as to stock price, bid and asked quotes, number of shareholders, the number of shares held by each shareholder, or the number of shares traded.

RESALES UNDER RULE 144 AND OTHERWISE

         There are 2,280,000 shares of our common stock issued and outstanding, of which all but 100,000 shares are held by affiliates, as that term is defined by the Securities Act of 1933, as amended, (the "Act"). These shares are defined by Rule 144 of the Act as restricted securities. No shares have been sold pursuant to Rule 144 of the Act. None of these shares may be sold except in compliance with the resale provisions of Rule 144.

         In general, under Rule 144, as currently in effect, affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock or the average weekly reported trading volume in the stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

         As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, 90 days after this registration statement becomes effective. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

         THERE IS NO PUBLIC MARKET FOR OUR STOCK. AS A RESULT, INVESTORS MAY NOT BE ABLE TO SELL THEIR SECURITIES. Currently, there is no trading market for any of our stock. Although we contemplate developing a market for our stock in the future, there can be no assurance that a market for our stock will be created or, if such a market is created, that it will be sustained. Accordingly, purchasers of the stock may have to hold the stock indefinitely. Further, the Securities and Exchange Commission has adopted regulations which define a "penny stock" to be any equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transactions involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock by a retail customer, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. You should consider these risks as well as the uncertainties, delays, and difficulties normally associated with any developing and expanding new business, many of which may be beyond our control.

         OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" REGULATIONS, WHICH COULD MAKE IT MORE DIFFICULT FOR AN ACTIVE, LIQUID MARKET TO DEVELOP IN THE STOCK AND COULD PREVENT YOU FROM SELLING ANY SHARES YOU BUY IN THIS OFFERING. Penny stocks are equity securities that have a price of less than $5.00 and are not registered on certain national securities exchanges or quoted on the Nasdaq system. Our common stock is currently a penny stock and will probably remain a penny stock for the foreseeable future because the offering price of the common stock in this offering is substantially less than $5.00 per share and we do not qualify for an exemption from the SEC's penny stock rules. The penny stock rules regulate broker-dealer practices in connection with transactions in penny stock. These regulations could make it more difficult for an active, liquid market in our common stock to develop and could prevent you from selling shares you purchase in this offering. These rules require any broker-dealer engaging in transactions in penny stocks to first provide to its customer a series of disclosures and documents, including:

         o a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

         o all compensation received by the broker-dealer in connection with the transaction;

         o        current quotation prices and other relevant market data; and

         o monthly account statements reflecting the fair market value of the securities.

         In addition, these rules require that a broker-dealer obtain financial and other information from its customer, determine that transactions in penny stocks are suitable for the customer, and deliver a written statement to the customer setting forth the basis for that determination. These extensive requirements could cause some broker-dealers and their customers to limit their involvement in penny stock transactions or to avoid them altogether.

HOLDERS

         As of March 31, 2007, we have 2,280,000 shares of common stock issued and outstanding held by eight shareholders of record. We currently have no outstanding options or warrants for the purchase of our common stock and have no securities outstanding which are convertible into common stock. We have not adopted or developed any plans to adopt any stock option, stock purchase or similar plan for our employees.

DIVIDEND POLICY

         We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.


ITEM 2.  LEGAL PROCEEDINGS.

         As of the date hereof, we are not a party to any material legal proceedings, and we are not aware of any such claims being contemplated against us.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On March 1, 2007, our then parent Dematco converted $80,000 of its debt to equity by transferring 1,000,000 shares of our common stock to Mr. Buddy Young in exchange for the satisfaction of a portion of the debt owed to him.

         All securities sold or issued by us have been of common stock, par value $0.0001 per share, and are restricted as to transfer. We have issued shares to eight shareholders, seven of whom are affiliates of ours. None of the sales or transfers was effected by an underwriter, broker or dealer or as part of an underwriting, registration or private placement. There were no proceeds from any of the following listed transfers or sales. The sale/transfers were affected as follows:

OTHER ISSUANCE/SALE OF SHARES

         STEVEN KATTEN

         On March 23, 2007, we issued 100,000 shares of our common stock to Mr. Katten for services rendered and to be rendered. His service consists of assisting us in the production and marketing of our videos.

         L. STEPHEN ALBRIGHT

         On April 2, 2007, we issued 200,000 shares of our common stock to Mr. Albright for services rendered and to be rendered. Mr. Albright's services consisted of the negotiation and preparation of all documents regarding Mr. Young's transaction with Dematco and other contract matters, assistance in the preparation of this Form 10-SB and other business related legal matters.

         DENNIS SPIEGELMAN, DAVID LEEDY, AND MEL POWELL

         On April 2, 2007, we issued 10,000 shares of our common stock to Mr. Spiegelman, Mr. Leedy, and Mr. Powell for their services rendered and to be rendered. Their services consisted of joining our board of directors and participating in the governance of our corporation.

         HOWARD YOUNG

         On April 2, 2007, we issued 200,000 shares of our common stock to Mr. Young for services rendered and to be rendered. Mr. Young's services consisted of becoming an officer of the Company and managing the sales operations, as well as other daily operations, of the Company.

         STEVEN KATTEN

         On March 23, 2007, we issued 100,000 shares of our common stock to Mr. Katten for services rendered and to be rendered. His service consists of assisting us in the production and marketing of our videos.

         All  of  these   transactions   were  exempt   from  the   registration
requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

         o        The  transfer  or  issuance  did  not  involve   underwriters,
                  underwriting discounts or commissions;

         o        A   restriction   on   transfer   legend  was  placed  on  all
                  certificates issued;

         o The distributions did not involve general solicitation or advertising; and,

         o The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law authorizes us to indemnify any director or officer under prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceedings, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being one of our directors or officers if it is determined that the person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Progressive Training pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

                                    PART F/S

                           PROGRESSIVE TRAINING, INC.

                   TABLE OF CONTENTS FOR FINANCIAL INFORMATION

                                                                           PAGE

INDEPENDENT AUDITORS' REPORT..............................................   32

AUDITED FINANCIAL STATEMENTS OF ADVANCED MEDIA TRAINING, INC.:

Balance Sheets, May 31, 2006..............................................   39

Statements of Operations
    for the Years Ended May 31, 2006 and 2005.............................   34

Statements of Shareholders Deficit
    for the Years Ended May 31, 2006 and 2005.............................   35

Statements of Cash Flows
    for the Years Ended May 31, 2006 and 2005.............................   36

Notes to Financial Statements
    for the Years Ended May 31, 2006 and 2005.............................   37

UNAUDITED INTERIM FINANCIAL STATEMENTS OF PROGRESSIVE
    TRAINING, INC.:

Condensed Balance Sheets, February 28, 2007...............................   43

Condensed Statements of Operations and Accumulated Deficit
    for the Three- and Nine-Month Periods Ended February 28, 2007
    and February 28, 2006.................................................   44

Condensed Statements of Shareholders' Deficit
    for the Nine-Month Period Ended February 28, 2007.....................   45

Condensed Statements of Cash Flows
    for the Nine-Month Period Ended February 28, 2007
    and February 28, 2006.................................................   46

Notes to Condensed Financial Statements
    for the Three- and Nine-Month Periods Ended February 28, 2007
    and February 28, 2006.................................................   47

INDEPENDENT AUDITORS' REPORT

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVANCED MEDIA TRAINING, INC.:

We have audited the accompanying balance sheet of Advanced Media Training, Inc. (the "Company") as of May 31, 2006, and the related statements of operations, shareholders' deficit, and cash flows for the years ended May31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2006, and the results of its operations and its cash flows for the years ended May 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.


/S/ FARBER HASS HURLEY & MCEWEN LLP
-----------------------------------
CAMARILLO, CALIFORNIA
AUGUST 17, 2006

ADVANCED MEDIA TRAINING, INC.
BALANCE SHEETS
-------------------------------------------------------------------------------
                                                                      May 31,
                                                     May 31            2005
                                                      2006        (as restated)
                                                 -------------    -------------
ASSETS

Cash ..........................................  $      50,701    $      11,774

Accounts receivable, Net of allowance
  for doubtful accounts of $16,590 and $10,261
  in 2006 and 2005, respectively ..............         17,986           45,131

Property and equipment, Net of accumulated
  depreciation of $11,709 and $9,576 in 2006
  and 2005, respectively ......................           --              2,133

Prepaid expenses and other assets .............          2,115            2,278

Investment in Dematco, Inc. ...................         66,464             --
                                                 -------------    -------------

TOTAL ASSETS ..................................  $     137,266    $      61,316
                                                 =============    =============

LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:
Bank overdraft ................................  $       1,289    $        --
Line of credit ................................         18,686           37,096
Accounts payable and accrued expenses .........         56,042           59,218
Deferred revenue ..............................          5,570           10,095
Note payable to shareholder ...................         52,629          446,375
Accrued interest due to shareholder ...........         64,974           35,650
Convertible note payable, net of debt discount         100,670             --
                                                 -------------    -------------
Total liabilities .............................        299,860          588,434
                                                 -------------    -------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, par value - $.001;
    200,000,000 shares authorized; 23,774,000
    shares issued and outstanding .............         23,774            2,685
Common stock subscribed .......................         50,000             --
Additional paid-in capital ....................        907,095          407,514
Accumulated deficit ...........................     (1,143,463)        (937,317)
                                                 -------------    -------------
Total shareholders' deficit ...................       (162,594)        (527,118)
                                                 -------------    -------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT ...  $     137,266    $      61,316
                                                 =============    =============

See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA TRAINING, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED
MAY 31, 2006 AND 2005
--------------------------------------------------------------------------------

                                                     2006              2005
                                                 ------------      ------------
                                                                   (As Restated)

REVENUES ...................................     $    365,163      $    443,762

COST OF REVENUES ...........................           91,087           173,629
                                                 ------------      ------------

GROSS PROFIT ...............................          274,076           270,133
                                                 ------------      ------------

EXPENSES:
Selling and marketing ......................          170,598           249,100
General and administrative .................          261,576           314,904
Research and development ...................               50            15,418
License agreement expense ..................             --              30,000
Interest expense ...........................           47,198            30,192
                                                 ------------      ------------
Total expenses .............................          479,422           639,614
                                                 ------------      ------------

LOSS BEFORE INCOME TAXES ...................         (205,346)         (369,481)

INCOME TAXES ...............................              800               800
                                                 ------------      ------------

NET LOSS ...................................     $   (206,146)     $   (370,281)
                                                 ============      ============

BASIC AND DILUTED LOSS PER SHARE ...........     $      (0.01)     $      (0.03)
                                                 ============      ============

WEIGHTED AVERAGE SHARES OUTSTANDING ........       17,822,351        14,435,589
                                                 ============      ============


See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA TRAINING, INC.

STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED MAY 31, 2006 AND 2005
-----------------------------------------------------------------------------------------------------------------
                                     COMMON STOCK           COMMON       ADDITIONAL
                              -------------------------      STOCK        PAID-IN      SHAREHOLDER
                                 SHARES        AMOUNT      SUBSCRIBED     CAPITAL       (DEFICIT)        TOTAL
                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, MAY 31, 2004 .....     1,920,000   $     1,920   $      --     $   213,679    $  (567,036)   $  (351,437)

COMMON STOCK ISSUED TO
  EMPLOYEES AND CONSULTANTS
  AS COMPENSATION .........       410,000           410          --          81,590           --           82,000

COMMON STOCK ISSUED FOR
 CASH .....................       195,000           195          --          38,805           --           39,000

COMMON STOCK ISSUED FOR
 ACCRUED ROYALTY ..........       160,000           160          --          31,840           --           32,000

CONTRIBUTION OF CAPITAL ...          --            --            --          41,600           --           41,600

NET LOSS ..................          --            --            --            --         (370,281)      (370,281)
                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, MAY 31, 2005
  (As Restated) ...........     2,685,000   $     2,685   $      --     $   407,514    $  (937,317)   $  (527,118)

6:1 FORWARD STOCK SPLIT ...    13,425,000        13,425          --         (13,425)          --             --

COMMON STOCK ISSUED FOR
 ACQUISITION OF DEMATCO ...     7,664,000         7,664          --          58,800           --           66,464

COMMON STOCK SUBSCRIPTION .          --            --          50,000          --             --           50,000

CONTRIBUTED CAPITAL .......          --            --            --          41,600           --           41,600

DEBT DISCOUNT .............          --            --            --         412,606           --          412,606

NET LOSS ..................          --            --            --            --         (206,146)      (206,146)
                              -----------   -----------   -----------   -----------    -----------    -----------

BALANCE, MAY 31, 2006 .....    23,774,000   $    23,774   $    50,000   $   907,095    $(1,143,463)   $  (162,594)
                              ===========   ===========   ===========   ===========    ===========    ===========


See accompanying notes to financial statements.

ADVANCED MEDIA TRAINING, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2006 AND 2005
-------------------------------------------------------------------------------
                                                            2006         2005
                                                         ---------    ---------
                                                                         (As
                                                                       Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss .............................................   $(206,146)   $(370,281)
Adjustments to reconcile net loss
     to net cash used by operating activities:
     Common stock issued for services ................        --         82,000
     Contribution of capital for  services ...........      41,600       41,600
     Provision for bad debts .........................      13,592        2,601
     Amortization of debt discount ...................      13,276         --
     Depreciation ....................................       2,133        2,581
          Changes in operating assets and liabilities:
         Accounts receivable .........................      13,553      (12,557)
         Other assets ................................         163           16
         Accounts payable and accrued expenses .......      26,148      (18,660)
         Deferred revenue ............................      (4,525)      10,095
                                                         ---------    ---------
Net cash used by operating activities ................    (100,206)    (262,605)
                                                         ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft .......................................       1,289         --
Net borrowings (repayments) from (to) shareholder ....    (393,746)     231,000
Net borrowings (repayments) on line of credit ........     (18,410)         264
Proceeds from issuance of convertible note ...........     500,000         --
Proceeds from common stock subscribed ................      50,000         --
Common stock issued for cash .........................        --         39,000
                                                         ---------    ---------
Net cash provided by financing activities ............     139,133      270,264
                                                         ---------    ---------
NET INCREASE IN CASH .................................      38,927        7,659

CASH, BEGINNING OF YEAR ..............................      11,774        4,115
                                                         ---------    ---------
CASH, END OF YEAR ....................................   $  50,701    $  11,774
                                                         =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest ...............................   $  15,627    $   2,460
Cash paid for income taxes ...........................   $     800    $    --


In September 2004, the Company issued 410,000 shares of its common stock for services valued at $82,000. In addition, the Company issued 160,000 shares of its common stock for accrued royalties totaling $32,000.

In January and March 2006, the Company issued 7,664,000 shares of its common stock for the acquisition of Dematco, Inc. (See Note 2).

See independent auditors' report and accompanying notes to financial statements.

ADVANCED MEDIA TRAINING, INC.

NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advanced Media Training, Inc. (formerly Advanced Knowledge, Inc.; the "Company") is engaged in the development, production and distribution of training and educational video products and services.

From the Company's inception to April 18, 2003, it was a wholly-owned subsidiary of Enhance Biotech, Inc. ("Enhance"), formerly Becor Communications, Inc. On April 18, 2003, Enhance agreed to transfer 1 million shares of the Company's common stock held by them in exchange for forgiveness of debt of approximately $434,000 due to Buddy Young, the Company's President and majority shareholder. Accordingly, the Company is no longer a wholly-owned subsidiary of Enhance Biotech after April 18, 2003. However, it still owned 750,000 shares. On September 7, 2004 Enhance distributed the 750,000 shares of common stock held by it to its shareholders of record as of July 15, 2004. The shareholders received one share of the Company's common stock for every five hundred shares of Enhance's common stock, held by the shareholder as of July 15, 2004. Under the agreement no shareholder received less than 100 shares of the Company's common stock. As a result of this transaction, since September 7, 2004, Enhance has not been a shareholder of the Company, nor do they have any other relationship with it.

RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements for the year ended May 31, 2005 have been restated to correct certain errors in the financial statements and notes thereto. The errors relate to the recording of compensation expense for the Company's president as contributed capital ($41,600 per year), the reclassification of a non-refundable upfront fee from additional paid in capital to deferred revenue ($15,000), the expense of its license agreement ($30,000) and the overstatement of expenses ($21,314).

The following financial statement line items for fiscal years 2005 were affected by the corrections.

STATEMENT OF OPERATIONS                                              EFFECT OF
                                       AS REPORTED   AS ADJUSTED      CHANGE
                                      -----------    -----------    -----------
Revenue ............................  $   438,857    $   443,762    $     4,905
Cost of revenues ...................      192,510        173,629        (18,881)
Gross profit .......................      246,347        270,133         23,786
Expenses ...........................      573,447        639,614         66,167
Net loss ...........................  $  (327,900)   $  (370,281)       (42,381)
Basic and diluted loss per share ...  $     (0.14)   $     (0.16)   $     (0.02)

BALANCE SHEET                                                        EFFECT OF
                                       AS REPORTED   AS ADJUSTED      CHANGE
                                      -----------    -----------    -----------
Total assets .......................  $    88,316    $    61,316    $   (27,000)
Deferred revenue ...................         --           10,095         10,095
Total liabilities ..................      599,653        588,434        (11,219)
Common stock .......................        2,685          2,685              0
Additional paid-in capital .........      339,314        407,514         68,200
Accumulated deficit ................     (853,336)      (937,317)       (83,981)
Total shareholders' deficit ........  $  (511,337)   $  (527,118)   $   (15,781)

STATEMENT OF CASH FLOWS                                              EFFECT OF
                                       AS REPORTED   AS ADJUSTED      CHANGE
                                      -----------    -----------    -----------
TNet loss .........................   $  (327,900)   $  (370,281)   $   (42,381)
Capital contribution ..............             0         41,600         41,600
Deferred revenue ..................             0         10,095         10,095
Net cash used by operating
  activities ......................      (247,605)      (262,605)        15,000
Contribution of capital ...........        15,000              0        (15,000)
Net cash provided by financing
  activities ......................       285,264        270,264        (15,000)
Net increase in cash ..............         7,659          7,659    $         0
Cash, beginning of year ...........         4,115          4,115    $         0
Cash, end of year .................   $    11,774    $    11,774    $         0


UNCLASSIFIED BALANCE SHEET

In accordance with the provisions of AICPA Statement of Position 00-2, "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS," the Company has elected to present an unclassified balance sheet.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company normally does not require collateral to support its accounts receivable. As of May 31, 2006, three customers each accounted for approximately 12% of gross accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of all financial instruments potentially subject to valuation risk (principally consisting of our lines of credit and convertible debenture) approximates fair value due to the short term maturities of such instruments. See Note 5 regarding our valuation of the convertible debenture.

ACCOUNTS RECEIVABLE

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company normally does not require advance payments on orders of products.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts on accounts receivable is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses. Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers. Accounts receivable are charged off against the allowance when collectibility is determined to be permanently impaired (bankruptcy, lack of contact, age of account balance, etc).

PRODUCTION COSTS

The Company periodically incurs costs to produce new management training videos and enhance current videos. Historically, the Company has been unable to accurately forecast revenues to be earned on these videos and has, accordingly, expensed such costs as incurred. The Company expensed approximately $-0- and $96,000 in the years ended May 31, 2006 and 2005, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years. Property and equipment consists of a telephone system and office equipment costing $11,709 which is fully depreciated at May 31, 2006.

LONG-LIVED ASSETS

Statement  of  Financial  Accounting  Standards  No.  121,  "Accounting  For The
Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed of", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company did not record any impairment loss in 2006 or 2005.

REVENUE RECOGNITION

Sales are recognized upon shipment of videos and training manuals to the customer. Royalty income is earned from third-party sellers of our videos. Royalty income averages 30% of the sales price and is recorded upon receipt. Total royalty income amounted to $42,902 and $19,422 in 2006 and 2005, respectively. Rental income is recognized over the related period that the videos are rented. Total rental income amounted to $2,250 and $7,139 in 2006 and 2005, respectively. The Company's products may not be returned by the customer. Accordingly, the Company has made no provision for returns.

SEGMENT DISCLOSURE

During the years ended May 31, 2006 and 2005, the Company did not have one customer that accounted for 10% or more of the Company's net sales. Foreign sales (primarily royalty income from Canada) amounted to $12,523 and $16,804 in 2006 and 2005, respectively.

SHIPPING AND HANDLING COSTS

The Company's policy is to classify shipping and handling costs as part of selling and marketing expense in the statement of operations. Total shipping and handling costs amounted to $11,253 and $17,524 in 2006 and 2005, respectively.

ADVERTISING EXPENSE

The Company expensed advertising costs amounting to $216 and $-0- in the years ended May 31, 2006 and 2005, respectively. The Company does not conduct direct response advertising.

CONTRIBUTION OF SERVICES

The Company's President and majority shareholder does not receive compensation for his services. An annual amount of $41,600 was determined by management to be a fair value of his services to the Company and has been recorded as a contribution of capital in 2006 and 2005.

RESEARCH AND DEVELOPMENT

Company-sponsored research and development costs related to both present and future products are expensed currently as a separate line item in the accompanying statements of operations.

INCOME TAXES

The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities. The provision for income taxes in 2006 and 2005 represents the California corporate minimum franchise tax.

NET LOSS PER SHARE

Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the applicable fiscal periods. At May 31, 2006, the Company had outstanding debt that is convertible into 833,000 shares of the Company's common stock. In 2005, the Company had no common stock equivalents outstanding. Potentially dilutive shares are excluded from the computation in loss periods, as their effect would be anti-dilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

There are no accounting standards with pending adoptions that have any applicability to the Company.

RECLASSIFICATIONS

Certain amounts in the financial statements for the comparative prior fiscal periods have been reclassified to be consistent with the current fiscal period's presentation.

2.       INVESTMENT IN DEMATCO, INC.

On February 6, 2006, the Company entered into a Letter of Intent with Dematco, Inc., ("Dematco"). Under the Letter of Intent, the Company had the 30 day right to, but not the duty, to purchase 8,080,000 shares of Dematco's common stock, which equals eight percent (8%) of the total issued and outstanding equity of Dematco.

On March 20, 2006, the Company closed the transaction with Dematco. Per the agreement, the Company issued 6,464,000 shares of its common stock, restricted as to transfer, for the 8,080,000 shares of Dematco.. In addition, the Company received an option to purchase all of the remaining issued and outstanding equity of Dematco from Dematco's shareholders. The option is exercisable up to and including February 28, 2007 (see Note 9).. The audited financial statements of Dematco indicate total assets of approximately $21,000 and a stockholders' deficit of approximately $2,000. Based on the restricted nature and volume of shares issued and Dematco's limited operating history as a development stage company, we valued the investment in Dematco at the par value of the shares issue, $6,464.

During January 2006, the Board of Directors issued 1,200,000 shares (unrestricted) of the Company's common stock to two consultants for services relating to the Letter of Intent (see Note 8). The shares had an aggregate fair market value of $60,000 on the date of issuance and have been recorded as a cost of acquisition.

3.       NOTE PAYABLE TO SHAREHOLDER

The Company has an agreement with its President and majority shareholder to borrow up to $600,000 with interest at 8.0%. Repayment shall be made when funds are available and the balance of principal and accrued interest is due June 30, 2007.

4.       LINE OF CREDIT

The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (8.00% at May 31, 2006).

5.       CONVERTIBLE NOTE PAYABLE

The Company issued a zero percent convertible debenture to Societe Bancaire Privee, S.A., ("Societe"), and received $500,000 on February 28, 2006. Societe is related to Dematco through a business venture. The convertible debenture calls for the principal sum to be paid on or before March 31, 2009 without interest. At any time prior to the maturity date and after March 31, 2006, Societe shall have the right and option to convert the principal balance of $500,000 into 833,000 shares of the Company's common stock, in whole or part.

The Company has valued the convertible note payable (imputing an interest rate of 20%) and the related beneficial conversion option to convert the principal balance into shares using the "Relative Fair Value" approach. Accordingly, the Company recognized a $412,606 debt discount on the $500,000 principal value of the convertible note payable and is amortizing the debt discount over the life of the note, 38 months.

6.       STOCKHOLDERS' DEFICIT

STOCK SPLIT

During January 2006, the Board of Directors adopted a resolution to effect a six
(6) for one (1) forward split of the Company's issued and outstanding common stock to shareholders of record on February 3, 2006. The accompanying financial statements retroactively include this forward stock split.

COMMON STOCK ISSUED FOR ACQUISITION OF DEMATCO

During January 2006, the Board of Directors issued 1,200,000 shares (unrestricted) of the Company's common stock to two consultants for services relating to the Letter of Intent (See Note 2). The shares had an aggregate fair market value of $60,000 on the date of issuance and have been recorded as a cost of acquisition.

During March 2006, the Company issued 6,464,000 shares of its common stock, restricted as to transfer, for 8,080,000 shares of Dematco (See Note 2). The Company valued the 6,464,000 shares at par value, $6,464.

COMMON STOCK SUBSCRIBED

During May 2006, the Company received $50,000 for the purchase of 59,524 shares of the Company's common stock restricted as to transfer. The shares were subsequently issued to the purchasers during July 2006.

7.       INCOME TAXES

The Company has net operating loss carryforwards totaling approximately $953,000 at May 31, 2006 for Federal income tax purposes available to offset future taxable income through 2026. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset. The valuation allowance increased approximately $56,000 due to the net loss incurred in 2006. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

8.       STOCK COMPENSATION PLAN

On January 9, 2006, the Company created the 2006 Employees-Consultants Stock Compensation Plan of Advanced Media Training, Inc., ("the Plan"), to offer directors, officers and selected key employees, advisors and consultants an opportunity to acquire a proprietary interest in the success of the Company to receive compensation, or to increase such interest, by purchasing shares of the Company's common stock. The Plan provides for either the direct award or sale of shares and for the grant of options to purchase shares. Options granted under the Plan may include non-statutory options, as well as ISO's intended to qualify under section 422 of the IRS code. On January 18, 2006, the Company awarded 1,200,000 shares of common stock to two consultants under the Plan (see note 6). As of February 28, 2006, no options have been granted under the Plan.

9.       COMMITMENTS AND CONTINGENCIES

The Company has agreements with companies to pay a royalty on sales of certain videos (co produced with these companies). The royalty is based on a specified formula, which averages approximately 35% of net amounts collected.

The Company leases its operating facility for $2,295 per month (increasing to $2,364 effective September 2006) in Encino, California under an operating lease which expires August 31, 2007. Rent expense was $25,025 and $28,065 for the years ended May 31, 2006 and 2005, respectively. Future minimum lease expenses for 2007 and 2008 amount to $28,161 and $7,092, respectively.

The Company has an option to exchange 92,920,000 shares of its common stock for all the remaining issued and outstanding equity of Dematco. The option is exercisable up to and including February 28, 2007, the one year anniversary of the effective date of the transaction.

10.      LEGAL

The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

11.      RELATED PARTY TRANSACTIONS

In fiscal 2004, the Company entered into an agreement with a Director of the Company to pay $700 per month to preview scripts and ideas for potential training videos. The agreement was on a month-to-month basis. The expense, totaling $8,750, is included in Research and Development Expense in the Statement of Operations for the year ended May 31, 2005. The agreement was discontinued in June 2005.

The Company has a consulting agreement with Howard Young, the son of Buddy Young (the Company's Chief Executive Officer) which provides a monthly fee of $6,000 for administrative and sales consultation. The fee is allocated equally between General and Administrative and Selling and Marketing expense in the Statement of Operations for the years ended May 31, 2006 and 2005. Total expense was $72,000 in 2006 and 2005.

During the year ended May 31, 2005, the Company issued 100,000 shares of common stock (valued at $0.20 per share) each to Howard Young and Elise Eisenstadt (daughter of Buddy Young) for services rendered to the Company.

12.      FOURTH QUARTER ADJUSTMENT

The Company recorded an adjustment in the fourth quarter that related to a correction of an error for overstatement of expenses in earlier fiscal quarters in 2006 and 2005. The following summarizes the adjustments and the revised results of operations in the applicable quarters:

                                       August 31,    November 30,   February 28,      May 31,     November 30,
                                          2004           2004           2005           2005           2005
                                      -----------    -----------    -----------    -----------    -----------
Net Loss, as previously reported ..   $  (116,138)   $  (207,041)   $   (50,380)   $   (18,036)   $   (63,263)

Fourth quarter adjustments:
       Overstatement of expenses ..         3,442          8,150          6,372          3,350          3,000

Net Loss, as restated .............   $  (112,696)   $  (198,891)   $   (44,008)   $   (14,686)   $   (60,263)

Net Loss per share,  as  previously   $     (0.01)   $     (0.01)   $     (0.00)   $     (0.00)   $     (0.00)
reported

Effect of adjustments .............   $     (0.00)   $     (0.00)   $     (0.00)   $     (0.00)   $     (0.00)

Net Loss per share, as restated ...   $     (0.01)   $     (0.01)   $     (0.00)   $     (0.00)   $     (0.00)

13.      SUBSEQUENT EVENTS

During July 2006, the Company issued 59,524 shares of the Company's common stock, restricted as to transfer, to Societe in exchange for $50,000 received during May 2006.

PROGRESSIVE TRAINING, INC.

CONDENSED BALANCE SHEETS
-------------------------------------------------------------------------------
                                                                   February 28,
                                                                       2007
                                                                   (Unaudited)
                                                                   ------------
ASSETS

Accounts receivable, Net of allowance
  for doubtful accounts of $25,590 .............................   $      9,135

Prepaid expenses and other assets ..............................          2,784
                                                                   ------------

TOTAL ASSETS ...................................................   $     11,919
                                                                   ============

LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES:
Bank overdraft .................................................   $      1,529
Line of credit .................................................         12,000
Accounts payable and accrued expenses ..........................         51,984
                                                                   ------------
Total liabilities ..............................................         65,513
                                                                   ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Common stock, par value - $.001;  200,000,000 shares
    authorized; -0- and 1,750,000 shares
    issued and outstanding .....................................          1,750
Accumulated deficit ............................................        (53,594)
Less: note receivable ..........................................         (1,750)
                                                                   ------------
Total shareholders' deficit ....................................        (53,594)
                                                                   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT ....................   $     11,919
                                                                   ============

See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC.

CONDENSED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED
FEBRUARY 28, 2007 AND 2006 (UNAUDITED)
-------------------------------------------------------------------------------------------
                                        THREE MONTHS                    NINE MONTHS
                               ----------------------------    ----------------------------
                                   2007            2006            2007            2006
                               ------------    ------------    ------------    ------------
REVENUES ...................   $     85,602    $     94,287    $    291,033    $    293,801

COST OF REVENUES ...........         21,659          25,594          62,761          90,744
                               ------------    ------------    ------------    ------------

GROSS PROFIT ...............         63,943          68,693         228,272         203,057
                               ------------    ------------    ------------    ------------

EXPENSES:
Selling and marketing ......         27,773          42,567         112,074         138,788
General and administrative .         59,955          67,488         168,539         208,263
Research and development ...            200            --               200              50
Interest expense ...........            253          12,149             253          31,984
                               ------------    ------------    ------------    ------------
Total expenses .............         88,181         122,204         281,066         379,085
                               ------------    ------------    ------------    ------------

LOSS BEFORE INCOME TAXES ...        (24,238)        (53,511)        (52,794)       (176,028)

INCOME TAXES ...............           --              --               800             800
                               ------------    ------------    ------------    ------------

NET LOSS ...................   $    (24,238)   $    (53,511)   $    (53,594)   $   (176,828)
                               ============    ============    ============    ============

BASIC AND DILUTED LOSS
   PER SHARE ...............   $      (0.00)   $      (0.00)   $      (0.00)   $      (0.01)
                               ============    ============    ============    ============

WEIGHTED AVERAGE SHARES
   OUTSTANDING .............           --        16,656,667            --        16,290,220
                               ============    ============    ============    ============


See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC.

CONDENSED STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED)
--------------------------------------------------------------------------------------------------
                                  COMMON STOCK
                             -------------------------   ACCUMULATED       NOTE
                               SHARES         AMOUNT      (DEFICIT)     RECEIVABLE        TOTAL
                             -----------   -----------   -----------    -----------    -----------
BALANCE, MAY 31, 2006 ....          --     $      --     $      --      $      --      $      --

COMMON STOCK ISSUED ......     1,750,000         1,750          --           (1,750)          --

NET LOSS .................          --            --         (53,594)          --          (53,594)
                             -----------   -----------   -----------    -----------    -----------
BALANCE, FEBRUARY 28, 2007     1,750,000   $     1,750   $   (53,594)   $    (1,750)   $   (53,594)
                             ===========   ===========   ===========    ===========    ===========


See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC.

CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007 AND 2006 (UNAUDITED)
-------------------------------------------------------------------------------
                                                           2007          2006
                                                        ---------     ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ...........................................    $ (53,594)    $(176,828)
Adjustments to reconcile net loss
     to net cash used by operating activities:
     Contribution to capital for services..........             -        31,200
     Provision for bad debt.........................        9,000         5,000
     Depreciation ..................................            -         1,981
     Changes in operating assets and liabilities:
         Accounts receivable .......................      (18,135)      (8,313)
         Other assets ..............................       (2,784)          (5)
         Accounts payable and accrued expenses .....       51,984        75,389
         Deferred revenue ..........................            -       (3,730)
                                                        ---------     ---------
Net cash used by operating activities ..............      (13,529)      (75,306)
                                                        ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft .....................................        1,529         2,597
Net borrowings (repayments) from (to) shareholders .            -        60,438
Net borrowings (repayments) on line of credit ......       12,000        1,268
Proceeds from issuance of convertible note .........            -       500,000
                                                        ---------     ---------
Net cash provided by financing activities ..........       13,529       564,303
                                                        ---------     ---------
NET INCREASE (DECREASE) IN CASH ....................            -      488,997

CASH, BEGINNING OF PERIOD ..........................            -        11,774
                                                        ---------     ---------
CASH, END OF PERIOD.................................    $       -      $500,771
                                                        =========     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest .............................    $     253     $   3,491
Cash paid for income taxes .........................    $       -     $     800


See accompanying notes to financial statements.

PROGRESSIVE TRAINING, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.       BACKGROUND

Progressive Training, Inc. (the "Company") was incorporated in Delaware on October 31, 2006. From August 10, 2004 through October 31, 2006 the business of the development, production and distribution of management and general workforce training videos was conducted under the name Advanced Media Training, Inc. The results from operations prior to October 31, 2006 of Advanced Media Training, Inc. are included for comparative discussion and analysis.

2.       INTERIM CONDENSED FINANCIAL STATEMENTS

FISCAL PERIODS

The Company's fiscal year-end is May 31. References to a fiscal year refer to the calendar year in which such fiscal year ends.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the Company's historical results as well as management's future expectations. The Company's actual results could vary materially from management's estimates and assumptions.

RECLASSIFICATIONS

Certain amounts in the financial statements for the comparative prior fiscal periods have been reclassified to be consistent with the current fiscal period's presentation.

PREPARATION OF INTERIM CONDENSED FINANCIAL STATEMENTS

These interim condensed financial statements for the periods ended February 28, 2007 and 2006 have been prepared by the Company's management, without audit, in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). In the opinion of management, these interim condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments, unless otherwise noted) necessary to present fairly the Company's financial position, results of operations and cash flows for the fiscal periods presented. Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted in these interim financial statements pursuant to the SEC's rules and regulations, although the Company's management believes that the disclosures are adequate to make the information presented not misleading. The financial position, results of operations and cash flows for the interim periods disclosed herein are not necessarily indicative of future financial results. These interim condensed consolidated financial statements should be read in conjunction with the annual financial statements and the notes thereto included in the Company's most recent Annual Report on Form 10-KSB (as amended) for the fiscal year ended May 31, 2006.

SIGNIFICANT CUSTOMERS

The Company has one customer that exceeded 10% of gross accounts receivable, (11%) at February 28, 2007. One customer accounted for 10% of sales during the nine months ended February 28, 2007. No customers exceeded 10% of sales during the nine months ended February 28, 2006.

PRODUCTION COSTS

The Company periodically incurs costs to produce new management training videos and enhance current videos. Historically, the Company has been unable to accurately forecast revenues to be earned on these videos and has, accordingly, expensed such costs as incurred. The Company had no production costs in either period.

NET LOSS PER SHARE

Basic and diluted net loss per share has been computed by dividing net loss by the weighted average number of common shares outstanding during the applicable fiscal periods. Potentially dilutive shares are excluded from the computation in loss periods, as their effect would be anti-dilutive.

UNCLASSIFIED BALANCE SHEET

In accordance with the provisions of AICPA Statement of Position 00-2, "ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS," the Company has elected to present an unclassified balance sheet based on the operations of the Company during this quarter and year-to-date consisting primarily of the development, production and distribution of training and educational video products and services.

3.       LINE OF CREDIT

The Company has a revolving line of credit with a bank which permits borrowings up to $40,000. The line is guaranteed by the Company's former President. Interest is payable monthly at 2.22% above the bank's prime rate of interest (10.48% at February 28, 2007).

4.       INCOME TAXES

The Company has net operating loss carryforwards totaling approximately $953,000 at May 31, 2006 for Federal income tax purposes available to offset future taxable income through 2026. Deferred tax assets consist substantially of the net operating loss carryforward. The Company has made a 100% valuation allowance against the deferred tax asset

5.       COMMITMENTS AND CONTINGENCIES

The Company has agreements with companies to pay a royalty on sales of certain videos (co produced with these companies). The royalty is based on a specified formula, which averages approximately 35% of net amounts collected.

The Company leases its operating facility for $2,364 per month in Encino, California under an operating lease which expires August 31, 2007. Rent expense was $21,069 and $18,140 for the nine months ended February 28, 2007 and 2006, respectively.

6.       LEGAL

The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

7.       SUBSEQUENT EVENT

On April 4, 2007, in order to facilitate Dematco, Inc.'s ("Dematco") exit from the corporate training video business and to allow it to devote its resources to the business of its recently acquired subsidiary, Dematco, Ltd., Dematco entered into an Asset and Liability Assumption Agreement, effective as of March 1, 2007, whereby it's wholly owned subsidiary, Progressive Training, Inc. ("Progressive") acquired all of it's assets and liabilities related to the production and distribution of workforce training videos. The assets included distribution rights to twelve workforce training videos, it's distribution contracts with other producers of related videos, accounts receivable totaling approximately $9,000, the name Advanced Knowledge for use by Progressive, as well as the "Advanced Knowledge" URL and website. The liabilities assumed by Progressive included approximately $28,500 in accounts payable, an outstanding line of credit balance of approximately $12,000 and an outstanding credit card balance of approximately $23,500.

Additionally, on April 4, 2007 Dematco's Board of Directors approved and agreed to a debt conversion agreement between three parties, namely, (i) Dematco as the parent corporation, (ii) Progressive, as the then wholly owned subsidiary of, Dematco and (iii) Progressive's president, Buddy Young. Under the terms of the agreement, Mr. Young agreed to convert $80,000 of the $138,174 debt owed to him by Dematco pursuant to a promissory note, in exchange for Dematco's transfer to Mr. Young of 1,000,000 shares of Progressive common stock from the 1,750,000 shares owned by Dematco. Consequently, Mr. Young became Progressive's principal shareholder while Dematco retained 750,000 shares of Progressive. As a result, Progressive is no longer a subsidiary, wholly owned or otherwise, of Dematco. In addition, Dematco is no longer a controlling shareholder of Progressive.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS.

         The following exhibits are filed or incorporated by reference as part of this Registration Statement.

(3)      ARTICLES OF INCORPORATION AND BYLAWS

         3.1 Certificate of Incorporation of the registrant dated October 31, 2006, and filed with the Delaware Secretary of State, Division of Corporations on October 31, 2006;

         3.2      Bylaws of the registrant, adopted October 31, 2006;

(4)      INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         4.1      Form of Certificate  of Common Stock of Progressive  Training,
                  Inc.;

(5)      OPINION ON LEGALITY

         5.1 Opinion of L. Stephen Albright regarding the legality of the securities being registered;

(10)     MATERIAL CONTRACTS

         10.1 Secured Promissory Note of the Registrant, dated April 2, 2007, in favor of Buddy Young;

         10.2 Security Agreement, dated April 2, 2007, between Registrant and Buddy Young, as secured party;

         10.3 Lease between Registrant, as lessee, and Encino Gardens, LLC, as lessor, for office space at 17337 Ventura Boulevard, Suite 208, Encino, California, the location of Registrant's principal executive offices;

(21)     SUBSIDIARIES OF THE REGISTRANT

         NONE

(23)     CONSENTS OF EXPERTS AND COUNSEL

         23.1     Consent of Farber Hass  Hurley & McEwen LLP .

         23.2     Consent of L. Stephen Albright (included in Exhibit 5.1)

(99)     ADDITIONAL EXHIBITS

         NONE

ITEM 2.  DESCRIPTION OF EXHIBITS.   N/A


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               PROGRESSIVE TRAINING, INC.

Dated: June 13, 2007                      By:  /S/ BUDDY YOUNG
                                               ---------------------------------
                                               BUDDY YOUNG
                                               BUDDY YOUNG, CEO & CFO

                                 EXHIBITS INDEX

The following exhibits are filed or incorporated by reference as part of this Registration Statement.

         3.1 Certificate of Incorporation of the registrant dated October 31, 2006, and filed with the Delaware Secretary of State, Division of Corporations on October 31, 2006;

         3.2      Bylaws of the registrant, adopted October 31, 2006;

(4)      INSTRUMENTS   DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         4.1      Form of Certificate  of Common Stock of Progressive  Training,
                  Inc.

(5)      OPINION ON LEGALITY

         5.1 Opinion of L. Stephen Albright regarding the legality of the securities being registered;

(10)     MATERIAL CONTRACTS

         10.1 Secured Promissory Note of the Registrant, dated April 2, 2007, in favor of Buddy Young;

         10.2 Security Agreement, dated April 2, 2007, between Registrant and Buddy Young;

         10.3 Lease between Registrant, as lessee, and Encino Gardens, LLC, as lessor, for office space at 17337 Ventura Boulevard, Suite 208, Encino, California, the location of Registrant's principal executive offices;

(21)     SUBSIDIARIES OF THE REGISTRANT

         NONE

(23)     CONSENTS OF EXPERTS AND COUNSEL

         23.1     Consent of Farber Hass Hurley & McEwen LLP

         23.2     Consent of L. Stephen Albright, see Exhibit 5.1

(99)     ADDITIONAL EXHIBITS

         NONE